Exhibit (a)(1)(B)

NOTICE OF REPURCHASE RIGHT,
PAYMENT UPON CONVERSION IN CASH
AND ENTRY INTO SUPPLEMENTAL INDENTURE
TO
HOLDERS OF SENIOR CONVERTIBLE NOTES
OF
LAWSON SOFTWARE, INC.

2.5% SENIOR CONVERTIBLE NOTES DUE 2012

CUSIP Number 52078P AA0(1)

This purchase right expires at 5:00 p.m., New York City time, on August 5, 2011.

To the Holders of the 2.5% Senior Convertible Notes due 2012 (the “Notes”) of Lawson Software, Inc. (the “Company”):

The Company and The Bank of New York Mellon, as trustee (the “Trustee”), are parties to the Indenture, dated as of April 23, 2007 (the “Base Indenture”), as supplemented by the First Supplemental Indenture, dated as of July 5, 2011 (the “First Supplemental Indenture,” and the Base Indenture as supplemented by the First Supplemental Indenture, the “Indenture”), concerning the Notes.  This Notice is being delivered to the Trustee and the holders of record of the Notes pursuant to Sections 3.02, 9.01 and 11.02 of the Indenture.  Capitalized terms used but not otherwise defined in this Notice have the meanings given to them in the Indenture.

The Company previously entered into an Agreement and Plan of Merger, dated as of April 26, 2011 (as amended, restated, supplemented or otherwise modified from time to time), among GGC Software holdings, Inc., a Delaware corporation (“Parent”), Atlantis Merger Sub, Inc., a Delaware corporation and direct, wholly owned subsidiary of Parent (“Merger Sub”), and the Company, whereby Merger Sub merged with and into the Company, with the Company being the surviving entity (the “Merger”).  In connection with the Merger, each holder of common stock of the Company (the “Common Stock”) immediately prior to the effective time of the Merger (other than the Company or Parent or their respective subsidiaries and any stockholder who perfected their statutory rights of appraisal under Delaware law) was entitled to receive $11.25 per share, less any applicable withholding taxes and without interest.  As a result of the successful completion of the Merger, a Fundamental Change (as defined in the Indenture) occurred on July 5, 2011.

Holders of the Notes may require the Company to repurchase their Notes, subject to the terms and conditions of the Indenture on August 8, 2011 (the “Fundamental Change Repurchase Date”).  Holders’ option to require the Company to repurchase their Notes expires at 5:00 p.m., New York City time, on August 5, 2011.  Pursuant to the Indenture, the repurchase price for the Notes shall be an amount in cash equal to one hundred percent (100%) of the principal amount of the Notes (or portions thereof) to be so repurchased,

(1)          The CUSIP numbers are included solely for the convenience of the holders of Notes.  Neither the Company nor the Trustee shall be responsible for the selection or use of the CUSIP numbers, nor is any representation made as to its correctness with respect to the Notes or as indicated in this notice.

plus accrued and unpaid interest, if any, to, but excluding, the Fundamental Change Repurchase Date in respect of which either (i) a purchase notice (in the form attached hereto as Exhibit A) is given or (ii) beneficial interests in such Notes are transferred through the facilities of The Depositary Trust Company and an agent’s message is delivered to the Paying Agent (such notice pursuant to clause (i) or (ii), a “Purchase Notice”).

The addresses for the Depositary, Tender Agent and Paying Agent are as follows:

The Bank of New York Mellon Corporation
Corporate Trust Operations - Reorganization Unit
Attn:  Mr. William Buckley
101 Barclay Street - Floor 7 East
New York, NY  10286

To exercise the Fundamental Change Repurchase Right, the Notes (together with all necessary endorsements) must be surrendered for payment of the Fundamental Change Repurchase Price payable as provided in Article 3 of the Indenture.  The Fundamental Change Repurchase Price for any Note as to which a Purchase Notice has been given and not withdrawn will be paid as promptly as practicable, but no later than the later of such Fundamental Change Repurchase Date and the time of delivery of the Note (together with all necessary endorsements) as described in the preceding sentence.

On and after such Fundamental Change Repurchase Date (unless there shall be a Default in the payment of the Fundamental Change Repurchase Price payable as provided in Article 3 of the Indenture), interest on Notes subject to repurchase pursuant to Article 3 of the Indenture will cease to accrue, and all rights of the Holders of such Notes shall terminate, other than the right to receive, in accordance with the Indenture, the Fundamental Change Repurchase Price payable as provided in Article 3 of the Indenture.

A Holder will be entitled to withdraw its election in the Purchase Notice if the Paying Agent receives, prior to the close of business on the Business Day immediately preceding the Fundamental Change Repurchase Date, or such longer period as may be required by law, a letter, telegram or facsimile transmission (receipt of which is confirmed and promptly followed by a letter) setting forth (i) the name of such Holder, (ii) a statement that such Holder is withdrawing its election to have Notes purchased by the Company on such Fundamental Change Repurchase Date pursuant to a repurchase pursuant to Article 3 of the Indenture, (iii) the certificate number(s) of such Notes to be so withdrawn, if such Notes are certificated, (iv) the principal amount of the Notes of such Holder to be so withdrawn, which amount must be $1,000 or an integral multiple thereof, and (v) the principal amount, if any, of the Notes of such Holder that remain subject to the Purchase Notice delivered by such Holder in accordance with Section Article 3 of the Indenture, which amount must be $1,000 or an integral multiple thereof.

The Notes are convertible solely into $1,057.47 per $1,000 principal amount of Notes, payable in cash until 5:00 p.m., New York City time, on August 5, 2011.  Notes with respect to which a Purchase Notice is given by a Holder may be converted pursuant to Article 10 of the Indenture only if such Purchase Notice has been withdrawn in accordance with the provisions of Article 3 of the Indenture or if there shall be a Default in the

2

payment of the Fundamental Change Repurchase Price payable as provided in Article 3 of the Indenture.

Holders that do not elect to require the Company to repurchase their Notes will maintain the right to convert their Notes in accordance with and subject to the terms of the Indenture.  Pursuant to Indenture, Notes may be surrendered for conversion until 5:00 p.m., New York City time, on August 5, 2011.

Additionally, as a result of the Merger and pursuant to Section 10.06 of the Indenture, each Holder shall be entitled to convert Notes only into the amount of cash received by a holder of a number of shares of Common Stock equal to the product of the principal amount (expressed in thousands) of such Notes and the Conversion Rate in effect immediately in effect prior to the Merger.  Such amount, which equals $1,057.47 per $1,000 principal amount of Notes, shall not be subject to further adjustment.  The Company and the Trustee have executed a supplemental indenture in the form attached hereto as Exhibit B as required by Section 10.06 of the Indenture to provide for such adjustment to the Conversion Rate of the Notes.  The right of Holders to convert their Notes is separate from the Fundamental Change Repurchase Right.

The value that you would currently receive upon conversion of the Notes is substantially more than the Fundamental Change Repurchase Price that you would receive if you validly exercised the Fundamental Change Repurchase Right.  You should review this Notice carefully and consult with your own financial and tax advisors.  You must make your own decision as to whether or not to surrender your Notes for purchase or to exercise your conversion rights (if at all) and, if so, the amount of Notes to surrender or convert.  None of the Company, Parent, Merger Sub, or their respective Boards of Directors, employees, advisors or representatives, the Trustee, the Depositary, the Tender Agent or the Paying Agent are making any representation or recommendation to any Holder as to whether or not to surrender or convert that Holder’s Notes.

Holders of the Notes should refer to the Indenture for a complete description of conversion and purchase procedures and direct any questions concerning the mechanics of conversion to the Trustee by calling William Buckley at (212) 815-5788.

Dated: July 8, 2011	LAWSON SOFTWARE, INC.

3

Exhibit A

PURCHASE NOTICE

(1) Pursuant to Article 3 of the Indenture, the undersigned hereby elects to have this Note repurchased by the Company.

(2) The undersigned hereby directs the Trustee or the Company to pay it or           an amount in cash equal to 100% of the aggregate principal amount to be repurchased (as set forth below), plus interest accrued to, but excluding, the Fundamental Change Repurchase Date as provided in the Indenture.

Dated:

Signature(s)

Signature(s) must be guaranteed by an Eligible Guarantor Institution with membership in an approved signature guarantee program pursuant to Rule 17Ad-15 under the Securities Exchange Act of 1934.

Signature Guaranteed

Principal amount to be repurchased (at least
U.S.$1,000 or an integral multiple of $1,000
in excess thereof):

Remaining aggregate principal
amount following such repurchase (not less than
U.S.$1,000):

NOTICE: The signature to the foregoing election must correspond to the name as written upon the face of this Note in every particular, without alteration or any change whatsoever.

Exhibit B

EXECUTION COPY

FIRST SUPPLEMENTAL INDENTURE

This First Supplemental Indenture (“Supplemental Indenture”) is made as of the 5th day of July, 2011, between Lawson Software, Inc., a Delaware corporation (the “Issuer”) and The Bank of New York Mellon (formerly known as The Bank of New York), a New York banking corporation, as trustee (the “Trustee”).

W I T N E S S E T H

WHEREAS, the Issuer and the Trustee are parties to that certain Indenture, dated as of April 23, 2007 (the “Indenture”), pursuant to which the Issuer issued its 2.50% Senior Convertible Notes due 2012 (the “Notes”); and

WHEREAS, pursuant to the Agreement and Plan of Merger, dated as of April 26, 2011 (the “Merger Agreement”), by and among the Issuer, GGC Software Holdings, Inc., a Delaware corporation, and Atlantis Merger Sub, Inc. (“Atlantis”), a Delaware corporation and a wholly owned subsidiary of GGC Software Holdings, Inc., Atlantis will merge with and into the Issuer (the “Merger”) and the Issuer will continue as the surviving corporation; and

WHEREAS, pursuant to the Merger Agreement and subject to the terms and conditions therein, at the effective time of the Merger, Issuer’s Common Stock will be converted into the right to receive $11.25 in cash (the “Reference Property”), without any interest thereon; and

WHEREAS, in connection with the foregoing, Section 10.06 of the Indenture provides that the Issuer shall execute a supplemental indenture providing that each Note shall, without the consent of any Holders of Notes, become convertible based only on the amount of Reference Property; and

WHEREAS, all conditions necessary to authorize the execution and delivery of this Supplemental Indenture have been complied with or have been done or performed.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, receipt of which is hereby acknowledged, the Issuer and the Trustee agree as follows for the equal and ratable benefit of the Holders of the Notes:

ARTICLE 1

Definitions

Section 1.01. General. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Indenture.

ARTICLE 2

Agreements of Parties

Section 2.01. Volume Weighted Average Price. The definition of the Volume Weighted Average Price in the Indenture is hereby amended and restated in its entirety as follows:

“Volume Weighted Average Price” or “Volume Weighted Average Price of Common Stock” means $11.25.

Section 2.02 Conversion of Notes.  In accordance with Section 10.06 of the Indenture, from and after the date of this Supplemental Indenture, the Notes shall solely be convertible into the Reference Property.  Accordingly, any reference to a share of Common Stock in the Indenture shall be deemed a reference to a right to receive an amount in cash equal to $11.25, and the provisions of the Indenture, as modified herein, shall continue to apply, mutatis mutandis, to the Holders’ right to convert the Notes into the Reference Property.

ARTICLE 3

Miscellaneous Provisions

Section 3.01 Effectiveness; Construction. This Supplemental Indenture shall become effective upon its execution and delivery by the Issuer and the Trustee and as of the date hereof. Upon such effectiveness, the Indenture shall be supplemented in accordance herewith. This Supplemental Indenture shall form a part of the Indenture for all purposes, and every Holder of Notes heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby. The Indenture and this Supplemental Indenture shall henceforth be read and construed together.

Section 3.02 Indenture Remains in Full Force and Effect. Except as supplemented hereby, all provisions in the Indenture shall remain in full force and effect.

Section 3.03 Trustee Matters. The Trustee accepts the Indenture, as supplemented hereby, and agrees to perform the same upon the terms and conditions set forth therein, as supplemented hereby. The Trustee shall be entitled to the benefit of every provision of the Indenture relating to the conduct or affecting the liability or affording protection to the Trustee, whether or not elsewhere herein so provided. The recitals contained in this Supplemental Indenture shall be taken as the statements of the Issuer and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

Section 3.04 No Third-Party Beneficiaries. Nothing in this Supplemental Indenture, express or implied, shall give to any Person, other than the parties to the Indenture, as supplemented hereby, and their successors, and to the Holders of the Notes, any benefit of any legal or equitable right, remedy or claim under the Indenture, as supplemented hereby.

2

Section 3.05 Severability. In case any provision of this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not be impaired thereby.

Section 3.06 Headings. The Article and Section headings of this Supplemental Indenture have been inserted for convenience of reference only and are not to be considered a part of this Supplemental Indenture and shall in no way modify or restrict any of the terms or provisions hereof.

Section 3.07 Successors. All agreements of the Issuer and the Trustee in this Supplemental Indenture shall bind their respective successors.

Section 3.09 Governing Law. This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York.

Section 3.10 Counterpart Signatures. This Supplemental Indenture may be signed by the parties hereto in multiple counterparts. Each signed counterpart shall be deemed an original, but all of them together shall represent the same agreement.

[Signatures follow]

3

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first above written.

LAWSON SOFTWARE, INC.

By:	/s/ Stefan B. Schulz

	Name:	Stefan B. Schulz

	Title:	Senior Vice President and Chief Financial Officer

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Latoya S. Elvin

	Name:	Latoya S. Elvin

	Title:	Associate

[Signature page to First Supplemental Indenture]